                                                              RULE NO. 424(b)(3)
                                                      REGISTRATION NO. 333-59997

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED NOVEMBER 10, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 30, 1998)

                                    [LOGO]

                                2,500,000 UNITS

                           MERRILL LYNCH & CO., INC.

                     STOCK RETURN INCOME DEBT SECURITIESSM
                                DUE MAY  , 2000
                            "STRIDESSM SECURITIES"
             PAYABLE WITH COMMON STOCK OF LUCENT TECHNOLOGIES INC.
                         (OR CASH WITH AN EQUAL VALUE)
                        ($10 PRINCIPAL AMOUNT PER UNIT)

                               ---------------

  . The STRIDES Securities will bear interest at a rate expected to be between 5.25% and 5.75% per year. We will determine the final interest rate on the date the STRIDES Securities are initially priced for sale to the public (the "Pricing Date") and disclose it to you in the final form of prospectus supplement delivered in connection with sales of the STRIDES Securities. Interest on the STRIDES Securities is payable on May
      and November   of each year, beginning May   , 1999. We will not redeem
    the STRIDES Securities before maturity.

                             PAYMENT ON MATURITY:

  . At maturity, for each unit of the STRIDES Securities that you own, we will pay you the Redemption Amount which is equal to the lesser of:

                           .$13.00 (the "Capped Value"); and

                                           Ending
                                           Value
                           .$10  X        --------
                                       (             )
                                          Starting
                                           Value


  . At maturity, you will receive a number of shares of the common stock
    ("Lucent Common Stock") of Lucent Technologies Inc. ("Lucent") equal to the Redemption Amount divided by the Ending Value (the average Closing Price per share of Lucent Common Stock on five Trading Days shortly prior to maturity).

  . If we choose to pay you cash at maturity instead of the shares of Lucent
    Common Stock that you would otherwise be entitled to receive, we will pay you an amount of cash equal to the Redemption Amount.

  . The Starting Value will be the Closing Price of Lucent Common Stock on the Pricing Date. We will disclose the Starting Value in the final form of prospectus supplement delivered to you in connection with sales of the STRIDES Securities.

  . IF THE REDEMPTION AMOUNT IS LESS THAN $10.00, YOU WILL RECEIVE LESS AT
    MATURITY THAN THE INITIAL ISSUE PRICE OF EACH UNIT, WHICH MAY RESULT IN A LOSS TO YOU. THE REDEMPTION AMOUNT WILL NOT EXCEED THE CAPPED VALUE.

Lucent Common Stock presently trades on the New York Stock Exchange under the trading symbol "LU." We have applied to have the STRIDES Securities listed on the American Stock Exchange under the trading symbol "LTS".

INVESTING IN THE STRIDES SECURITIES INVOLVES CERTAIN RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT.

                               ---------------

                                                         PER UNIT      TOTAL
                                                         --------   -----------
     Public Offering Price(1)...........................  $10.00(2) $25,000,000
     Underwriting Discount..............................  $     (2) $
     Proceeds, before expenses, to the Company..........  $         $

    -------
    (1) Plus accrued interest from November  , 1998.
    (2) The Public Offering Price and the Underwriting Discount for any single transaction to purchase (a) between 100,000 Units and 249,999
        Units will be $   per Unit and $   per Unit, respectively, (b)
        between 250,000 Units and 499,999 Units will be $   per Unit and $
        per Unit, respectively and (c) 500,000 Units or more will be $   per
        Unit and $   per Unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that the STRIDES Securities will be ready for delivery in book-entry form only through DTC on or about November , 1998.

                               ---------------

                              MERRILL LYNCH & CO.

                               ---------------

          The date of this prospectus supplement is November  , 1998.

"STock Return Income DEbt Securities" and "STRIDES" are service marks owned by Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                            PROSPECTUS SUPPLEMENT
Summary Information -- Q&A...............................................  S-3
Where You Can Find More Information......................................  S-7
Ratio of Earnings to Fixed Charges.......................................  S-7
Risk Factors.............................................................  S-8
Description of the STRIDES Securities.................................... S-11
Lucent Common Stock...................................................... S-20
Use of Proceeds and Hedging.............................................. S-21
United States Federal Income Taxation.................................... S-22
Underwriting............................................................. S-26
Validity of the STRIDES Securities....................................... S-26
                                  PROSPECTUS
Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    2
Merrill Lynch & Co., Inc.................................................    3
Use of Proceeds..........................................................    3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined
 Fixed Charges and Preferred Stock Dividends.............................    4
Description of Debt Securities...........................................    4
Description of Debt Warrants.............................................    9
Description of Currency Warrants.........................................   11
Description of Index Warrants............................................   12
Description of Preferred Stock...........................................   17
Description of Depositary Shares.........................................   21
Description of Preferred Stock Warrants..................................   25
Description of Common Stock..............................................   27
Description of Common Stock Warrants.....................................   30
Plan of Distribution.....................................................   32
Experts..................................................................   33

                               ----------------

  You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

  You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                           SUMMARY INFORMATION--Q&A
  This summary includes questions and answers that highlight selected information from the prospectus and prospectus supplement to help you understand the STock Return Income DEbt SecuritiesSM or STRIDESSM Securities due May , 2000 (the "STRIDES SECURITIES"). You should carefully read the prospectus and prospectus supplement to fully understand the terms of the STRIDES Securities, as well as the tax and other considerations that are important to you in making a decision about whether to invest in the STRIDES Securities. You should, in particular, carefully review the "Risk Factors" section, which highlights certain risks, to determine whether an investment in the STRIDES Securities is appropriate for you.

WHAT ARE THE STRIDES SECURITIES?

  The STRIDES Securities are a series of senior debt securities issued by Merrill Lynch & Co., Inc. ("WE" or the "COMPANY") and are not secured by collateral. The STRIDES Securities will rank equally with all other unsecured and unsubordinated debt of the Company. The STRIDES Securities will mature on May , 2000 (the "MATURITY DATE") and cannot be redeemed at any earlier date.

  Each "Unit" of the STRIDES Securities represents $10 principal amount (the "PRINCIPAL AMOUNT") of the STRIDES Securities. You may transfer the STRIDES Securities only in whole Units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the STRIDES Securities in the form of a global certificate, which will be held by The Depository Trust Company ("DTC"), or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the STRIDES Securities by individual investors. You should refer to the section "Description of the STRIDES Securities-- Depositary" in this prospectus supplement.

WHEN WILL YOU RECEIVE INTEREST?

  You will receive interest payments on the STRIDES Securities at a rate expected to be between 5.25% and 5.75% per year of the Principal Amount of
each Unit, on May    and November    of each year (each, an "INTEREST PAYMENT
DATE"), beginning May , 1999. We will determine the final interest rate on the date the STRIDES Securities are initially priced for sale to the public (the "PRICING DATE") and disclose it to you in the final form of prospectus supplement delivered in connection with sales of the STRIDES Securities. If any Interest Payment Date is not a Business Day, you will be paid on the following Business Day. "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law to close and that is a Trading Day on the New York Stock Exchange (the "NYSE").

WHAT WILL YOU RECEIVE ON THE MATURITY DATE?

  We have designed the STRIDES Securities for investors who want a current yield and the opportunity to participate in the possible appreciation (subject to the Capped Value) in the price of the common stock (the "LUCENT COMMON STOCK") of Lucent Technologies Inc. ("LUCENT") over the term of the STRIDES Securities. On the Maturity Date, for each Unit of the STRIDES Securities that you own, we will pay you an amount equal to the "REDEMPTION AMOUNT" which will equal the lesser of:

  . $13.00 (the "CAPPED VALUE"); and

             Ending Value
  . $10 X ( -------------- )
            Starting Value

  "ENDING VALUE" means the average Closing Price of one share of Lucent Common Stock on five selected days shortly prior to the Maturity Date of the STRIDES Securities, subject to adjustment for certain events described under "Description of the STRIDES Securities--Dilution and Reorganization Adjustments." If, during this period prior to the Maturity Date, there is a disruption in the trading of Lucent Common Stock, we may calculate the Closing Price of Lucent Common Stock over fewer than five days or even a single day.

  "STARTING VALUE" means the Closing Price of one share of Lucent Common Stock on the Pricing Date. We will disclose the Starting Value in the final form of prospectus supplement delivered to you in connection with sales of the STRIDES Securities.

  On the Maturity Date, based on the number of Units of the STRIDES Securities you own, you will receive a number of shares of Lucent Common Stock equal to the Redemption Amount divided by the Ending Value.

  You should understand that the opportunity to participate in the possible increases in the price of Lucent Common Stock through an investment in the STRIDES Securities is limited because the amount that you receive, if any, on the Maturity Date will never exceed the Capped Value (which represents an appreciation of 30% over the initial price of the STRIDES Securities). However, in the event that the price of Lucent Common Stock declines over the term of the STRIDES Securities, you will realize the entire decline in value of the STRIDES Securities and may lose all or part of your investment in the STRIDES Securities. For more information about risks associated with the STRIDES Securities, please see "Risk Factors" in this prospectus supplement.

  For more specific information about the determination of the Closing Prices of Lucent Common Stock and the Redemption Amount, please see the section entitled "Description of the STRIDES Securities--Payment at Maturity" and "-- Examples of Redemption Amount Calculations" in this prospectus supplement.

WHEN WILL YOU RECEIVE CASH INSTEAD OF SHARES OF LUCENT COMMON STOCK?

  If we choose to pay you the Redemption Amount in cash instead of in shares of Lucent Common Stock which you would otherwise be entitled to receive, we will pay you an amount of cash equal to the Redemption Amount. Please see the section entitled "Description of the STRIDES Securities--Payment at Maturity" in this prospectus supplement.

  In addition, in the event that we choose to deliver shares of Lucent Common Stock on the Maturity Date, we will not distribute any fractional shares of such Lucent Common Stock to you. We will aggregate all amounts due to you in respect of the total number of Units you hold on the Maturity Date, and in lieu of delivering to you any fractional share of Lucent Common Stock to which you would otherwise be entitled, we will pay you the cash value of such fractional share based on the Ending Value.

ARE INTEREST PAYMENTS ON THE STRIDES SECURITIES THE EQUIVALENT OF DIVIDENDS ON THE LUCENT COMMON STOCK?

  No. Although the interest rate on the STRIDES Securities exceeds the most recent dividend yield on the Lucent Common Stock, there is no assurance that the interest rate on the STRIDES Securities will be higher than the dividend yield on the Lucent Common Stock over the term of the STRIDES Securities. The dividends that a holder of Lucent Common Stock receives may be increased or decreased at the discretion of Lucent's Board of Directors and is expected to depend upon factors such as Lucent's operating results, financial condition and capital requirements, contractual restrictions and general business conditions. As a holder of the STRIDES Securities, you will not be entitled to receive any future dividends on the Lucent Common Stock until you become a holder of Lucent Common Stock, which may occur if we deliver Lucent Common Stock to you on the Maturity Date. Even if you do become a holder of Lucent Common Stock, you will not receive a future dividend unless you become a holder on or before the record date for determining whether stockholders of Lucent are entitled to receive such dividends. You should refer to "Risk Factors--No Stockholder Rights" in this prospectus supplement.

WHO IS LUCENT?

  Lucent is a designer, developer and manufacturer of communications systems, software and products. We are not affiliated with Lucent, and Lucent will not receive any of the proceeds from the sale of, or have any obligations under, the STRIDES Securities. You should independently investigate Lucent and decide whether an investment in the STRIDES Securities and the Lucent Common Stock is appropriate for you.

  Because Lucent Common Stock is registered under the Securities and Exchange Act of 1934, as amended (the "EXCHANGE ACT"), Lucent is required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the "SEC"). For more information about Lucent and the Lucent Common Stock that you may receive on the Maturity Date, information provided to or filed with the SEC by Lucent with respect to its registered securities can be located by reference to SEC file number 1-11639 and inspected at the SEC's public reference facilities or accessed over the Internet through a web site maintained by the SEC at http://www.sec.gov. In addition, information regarding Lucent may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated information. We make no representation or warranty as to the accuracy or completeness of any such information. Please see "Lucent Common Stock--Lucent Technologies Inc." in this prospectus supplement.

HOW HAS LUCENT COMMON STOCK PERFORMED HISTORICALLY?

  You can find a table with the split-adjusted high and low closing prices and dividends paid per share of the Lucent Common Stock during each quarter since its initial public offering in the section "Lucent Common Stock--Historical Data" in this prospectus supplement. Such information concerning the prior performance of Lucent Common Stock is not necessarily indicative of how the Lucent Common Stock will perform in the future or what the Ending Value will be in the future.

WHAT ABOUT TAXES?

  The U.S. Federal income tax consequences of an investment in the STRIDES Securities is complex and uncertain. Pursuant to the terms of the STRIDES Securities, the Company and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize a STRIDES Security for all tax purposes as an investment unit consisting of a debt instrument of the Company and a forward contract to acquire Lucent Common Stock at maturity or cash instead of shares of Lucent Common Stock. Under this characterization of the STRIDES Securities, for U.S. Federal income tax purposes, you will include payments of interest on the STRIDES Securities in income in accordance with your regular method of tax accounting. If you receive Lucent Common Stock on the Maturity Date, you should not recognize any gain or loss upon receipt of the Lucent Common Stock. However, you should be required to recognize gain or loss to the extent that you receive cash on the Maturity Date. You should review the discussion under the section entitled "United States Federal Income Taxation" in this prospectus supplement.

WILL THE STRIDES SECURITIES BE LISTED ON A STOCK EXCHANGE?

  We have applied to have the STRIDES Securities listed on the American Stock Exchange ("AMEX") under the trading symbol "LTS". You should be aware that listing of the STRIDES Securities on the AMEX will not necessarily ensure that a liquid trading market will be available for the STRIDES Securities. It is unlikely that the secondary market price of the STRIDES Securities will correlate exactly with the value of the Lucent Common Stock. You should review "Risk Factors--Uncertain Trading Market" in this prospectus supplement.

WHAT IS THE ROLE OF OUR SUBSIDIARY, MLPF&S?

  Our subsidiary, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), is the underwriter for the offering and sale of the STRIDES Securities. After the initial offering, MLPF&S intends to buy and sell STRIDES Securities to create a secondary market for beneficial owners of the STRIDES Securities, and may stabilize or maintain the market price of the STRIDES Securities during the initial distribution of the STRIDES Securities. However, MLPF&S will not be obligated to engage in any of these market activities, or continue them once it has started. For a more complete description of these activities, please see the section "Underwriting" in this prospectus supplement.

  MLPF&S also will be our agent (the "CALCULATION AGENT") for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S's status as a subsidiary of the Company and its responsibilities as Calculation Agent.

WHO IS THE COMPANY?

  Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about the

Company, please see the section "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read the other documents the Company has filed with the SEC, which you can find by referring to the section "Where You Can Find More Information" in this prospectus supplement.

ARE THERE ANY RISKS ASSOCIATED WITH AN INVESTMENT IN THE STRIDES SECURITIES?

  Yes, an investment in the STRIDES Securities is subject to certain risks. Please refer to the section "Risk Factors" in this prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copying charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table contains our ratios of earnings to fixed charges for the periods indicated:

                                                                  NINE MONTHS
                         YEAR ENDED LAST FRIDAY IN DECEMBER          ENDED
                         --------------------------------------  SEPTEMBER 25,
                          1993    1994    1995    1996    1997       1998
                         ------  ------  ------  ------  ------  -------------
Ratio of Earnings to
 Fixed Charges..........    1.4     1.2     1.2     1.2     1.2       1.1

  For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges. "Fixed charges" consist of interest costs, amortization of debt expense, preferred stock dividend requirements of majority-owned subsidiaries, and that portion of rentals estimated to be representative of the interest factor.

                                 RISK FACTORS

  Your investment in the STRIDES Securities will involve certain risks. STRIDES SECURITIES ARE NOT PRINCIPAL-PROTECTED. IF THE ENDING VALUE IS LESS THAN THE STARTING VALUE, THE REDEMPTION AMOUNT WILL BE LESS THAN THE AMOUNT THAT YOU INITIALLY PAID FOR YOUR STRIDES SECURITY, IN WHICH CASE YOUR INVESTMENT IN THE STRIDES SECURITIES WILL RESULT IN A LOSS TO YOU. In addition, your investment in the STRIDES Securities entails risks not associated with similar investments in a conventional debt security. You should consider carefully the following discussion of risks before you decide that an investment in the STRIDES Securities is suitable for you.

GENERAL

  The STRIDES Securities combine features of equity and debt instruments. For example, as a holder of the STRIDES Securities, unlike a holder of Lucent Common Stock, you will not be entitled to receive dividends, if any, that may be payable on Lucent Common Stock. In addition, the terms of the STRIDES Securities differ from the terms of ordinary debt securities in that the Redemption Amount payable on the Maturity Date is not a fixed amount, but is based on the price of the Lucent Common Stock on five (or, under certain circumstances, fewer than five) Trading Days shortly prior to the Maturity Date, subject to the Capped Value. Because the price of the Lucent Common Stock is subject to market fluctuations, the amount of cash or the value of the Lucent Common Stock paid to you on the Maturity Date, determined as described herein, may be more or less than the Principal Amount of the STRIDES Securities.

  Although the Redemption Amount that you are entitled to receive on the Maturity Date is subject to adjustment for certain corporate events relating to Lucent and Lucent Common Stock, such adjustments do not cover all events that could affect the market price of the Lucent Common Stock, including, without limitation, the occurrence of a partial tender or exchange offer for the Lucent Common Stock by Lucent or any third party. Such other events may adversely affect the market value of the STRIDES Securities or any Lucent Common Stock allocated during the Calculation Period (as defined herein) (but not received by you until the Maturity Date).

COMPARISON TO OTHER DEBT SECURITIES; RELATIONSHIP TO LUCENT COMMON STOCK

  The terms of the STRIDES Securities differ from those of ordinary debt securities in that the value of the Lucent Common Stock (or the amount of cash) that you may receive on the Maturity Date is not fixed, but is based on the Ending Value of the Lucent Common Stock. You should understand that the opportunity to participate in the possible increases in the price of Lucent Common Stock through an investment in the STRIDES Securities is limited because the amount that you receive, if any, on the Maturity Date will never exceed the Capped Value (which represents an appreciation of 30% over the initial price of the STRIDES Securities). However, in the event that the price of Lucent Common Stock declines over the term of the STRIDES Securities, you will realize the entire decline in value of the STRIDES Securities, and may lose all or part of your investment in the STRIDES Securities. There is no assurance that the amount that you receive on the Maturity Date will be equal to or greater than the initial issue price of the STRIDES Securities. Accordingly, the market value of the Lucent Common Stock may decline and that decline could be substantial.

RETURN ON THE STRIDES SECURITIES WILL NOT REFLECT THE PAYMENT OF DIVIDENDS

  The calculation of the Starting Value and the Ending Value does not take into consideration the value of cash dividends paid on the Lucent Common Stock (other than an Extraordinary Dividend (as defined herein)). Therefore, your return on the STRIDES Securities, if any, will not be the same as the return that could be earned by owning Lucent Common Stock directly and receiving the dividends paid on that stock.

UNCERTAIN TRADING MARKET

  We have applied to list the STRIDES Securities on the AMEX under the trading symbol "LTS". There is no historical information to indicate how the STRIDES Securities will trade in the secondary market. Listing the STRIDES Securities on the AMEX does not necessarily ensure that a liquid trading market will develop for the STRIDES Securities. The development of a liquid trading market for the STRIDES Securities will depend on the financial performance of the Company and other factors such as the appreciation, if any, in the price of the Lucent Common Stock. In addition, it is unlikely that the secondary market price of the STRIDES Securities will correlate exactly with the value of Lucent Common Stock.

  If the trading market for the STRIDES Securities is limited, there may be a limited number of buyers when you decide to sell your STRIDES Securities if you do not wish to hold your investment until the Maturity Date. This may affect the price you receive upon such sale.

FACTORS AFFECTING THE TRADING VALUE OF THE STRIDES SECURITIES

  The market value of the STRIDES Securities will be affected by the value of the Lucent Common Stock and by a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be magnified or mitigated by the effect of another factor. The following paragraphs describe the expected effect on the market value of the STRIDES Securities given a change in a specific factor, assuming all other conditions remain constant.

  . VALUE OF LUCENT COMMON STOCK. The market value of the STRIDES Securities will depend substantially on the value of the Lucent Common Stock. In general, the value of the STRIDES Securities will decrease as the value of the Lucent Common Stock decreases and the value of the STRIDES Securities will increase as the value of the Lucent Common Stock increases. However, as the value of the Common Stock increases or decreases, the value of the STRIDES Securities is not expected to increase or decrease at the same rate as the change in value of the Lucent Common Stock. The value of the STRIDES Securities on the Maturity Date cannot be greater than the Capped Value, and therefore, the STRIDES Securities will generally not trade in the secondary market significantly above the Capped Value. Additionally, political, economic and other developments that can affect the capital markets generally and the market segment of which Lucent is a part (and over which we have no control) that affect the value of the Lucent Common Stock will also affect the value of the STRIDES Securities.

  . INTEREST RATES. In general, we anticipate that if U.S. interest rates increase, the trading value of the STRIDES Securities will decrease, and conversely, if U.S. interest rates decrease, the trading value of the STRIDES Securities will increase. Generally, fluctuations in interest rates will affect the U.S. economy and, in turn, the value of the Lucent Common Stock. Rising interest rates may lower the value of the Lucent Common Stock and, as a result, the value of the STRIDES Securities. Falling interest rates may increase the value of the Lucent Common Stock and, as a result, may increase the value of the STRIDES Securities.

  . VOLATILITY OF THE LUCENT COMMON STOCK. Volatility is the term used to describe the size and frequency of market fluctuations. Generally, if the volatility of the Lucent Common Stock increases, we expect that the trading value of the STRIDES Securities will decrease and if the volatility of the Lucent Common Stock decreases, we expect that the trading value of the STRIDES Securities will increase.

  . TIME REMAINING TO MATURITY. We believe that before the Maturity Date the STRIDES Securities will trade at a value above or below that which would be expected based on the value of the Lucent Common Stock. Generally, as the time remaining to maturity decreases, the value of the STRIDES Securities will approach the Redemption Amount that would be payable at maturity based on the then current value of the Common Stock. As a result, as the time remaining to maturity decreases, any discount or premium attributed to the trading value of the STRIDES Securities will diminish, increasing or decreasing the trading value of the STRIDES Securities, as applicable.

  . DIVIDEND YIELDS. Generally, if the dividend yield on the Lucent Common Stock increases, we expect that the value of the STRIDES Securities will decrease, and conversely, if the dividend yield on the Lucent Common Stock decreases, we expect that the value of the STRIDES Securities will increase.

  . COMPANY CREDIT RATINGS. Real or anticipated changes in our credit ratings may affect the market value of the STRIDES Securities.

  It is important for you to understand that a decrease in the trading value of the STRIDES Securities resulting from the effect of one of the factors specified above, such as an increase in interest rates, may offset some or all of any increase in the trading value of the STRIDES Securities attributable to another factor, such as an increase in the value of the Lucent Common Stock.

  In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the STRIDES Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the STRIDES Securities than if it occurs earlier in the term of the STRIDES Securities. However, so long as the value of the Lucent Common Stock is less than 30% above the Starting Value, we expect that the effect on the trading value of the STRIDES Securities of a given increase or decrease in the value of the Lucent Common Stock will be greater if it occurs later in the term of the STRIDES Securities than if it occurs earlier in the term of the STRIDES Securities.

NO AFFILIATION BETWEEN THE COMPANY AND LUCENT TECHNOLOGIES INC.

  We are not affiliated with Lucent, and Lucent has no obligations with respect to the STRIDES Securities or amounts to be paid to you, including any obligation to take the needs of the Company or of beneficial owners of the STRIDES Securities into consideration for any reason. Lucent will not receive any of the proceeds of the offering of the STRIDES Securities made hereby and is not responsible for, and has not participated in, the determination or calculation of the amount receivable by beneficial owners of the STRIDES Securities on the Maturity Date. In addition, Lucent is not involved with the administration or trading of the STRIDES Securities and has no obligations with respect to the amount receivable by beneficial owners of the STRIDES Securities.

NO STOCKHOLDER RIGHTS

  You will not be entitled to any rights with respect to the Lucent Common Stock including, without limitation, the right to receive dividends or other distributions, voting rights and the right to tender or exchange Lucent Common Stock in any tender or exchange offer by Lucent or any third party.

PURCHASES AND SALES OF LUCENT COMMON STOCK

  We have entered into hedging arrangements related to the Lucent Common Stock with one of our affiliates in connection with our obligations under the STRIDES Securities. In connection therewith, such affiliate will purchase shares of Lucent Common Stock in the secondary market on or before the Pricing Date and will purchase and sell shares of Lucent Common Stock in the secondary market during the term of the STRIDES Securities. We or any of our affiliates, including MLPF&S, may from time to time buy or sell the Lucent Common Stock for our own accounts for business reasons or in connection with hedging our obligations under the STRIDES Securities. These transactions could affect the price of the Lucent Common Stock, including during the period when the Ending Value is determined.

STATE LAW LIMITS ON INTEREST PAID

  New York State laws govern the 1983 Indenture, as hereinafter defined. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the STRIDES Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

  While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for your benefit, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

POTENTIAL CONFLICTS

  The Calculation Agent is one of our subsidiaries. Under certain circumstances, MLPF&S's role as our subsidiary and its responsibilities as Calculation Agent for the STRIDES Securities could give rise to conflicts of interests between the Calculation Agent and the holders of the STRIDES Securities. Such conflicts could occur, for instance, in connection with the Calculation Agent's determination as to whether a Market Disruption Event (as defined herein) has occurred or in connection with judgments that the Calculation Agent would be required to make with respect to certain antidilution and reorganization adjustments to the Closing Price. See "Description of the STRIDES Securities--Dilution and Reorganization Adjustments" in this prospectus supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, you should be aware that because we control the Calculation Agent, potential conflicts of interest could arise.

  We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with the our obligation to pay the Redemption Amount. Such subsidiary expects to make a profit in connection with such arrangement. We did not seek competitive bids for such an arrangement from unaffiliated parties.

UNCERTAIN TAX CONSEQUENCES

  You should also consider the tax consequences of investing in the STRIDES Securities, certain aspects of which are uncertain. See "United States Federal Income Taxation" below.

                     DESCRIPTION OF THE STRIDES SECURITIES

GENERAL

  The STRIDES Securities are to be issued as a series of Senior Debt Securities under the Senior Indenture, referred to as the "1983 Indenture," which is more fully described in the accompanying Prospectus.

  Upon the occurrence of an Event of Default with respect to the STRIDES Securities, beneficial owners of the STRIDES Securities may accelerate the maturity of the STRIDES Securities, as described under "Description of the STRIDES Securities--Events of Default and Acceleration" in this prospectus supplement and "Description of Debt Securities--General--Events of Default" in the accompanying prospectus.

  The STRIDES Securities are to be issued in denominations of whole Units.

  The STRIDES Securities do not have the benefit of any sinking fund.

INTEREST

  The STRIDES Securities will bear interest at a rate expected to be between 5.25% and 5.75% per annum of the Principal Amount of each Unit from November
 , 1998, or from the most recent Interest Payment Date (as defined herein) to which interest has been paid or provided for, until the Maturity Date. We will determine the final interest rate on the Pricing Date and disclose it to you in the final form of prospectus supplement delivered in connection with sales of the STRIDES Securities. Interest on the STRIDES Securities will be payable
in cash semi-annually in arrears on May    and November    of each year (each,
an "Interest Payment Date"), commencing May , 1999, to the persons in whose names the STRIDES Securities are registered at the close of business on the
May    and November    (whether or not a Business Day) immediately preceding
such Interest Payment Date. Interest on the STRIDES Securities will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

PAYMENT AT MATURITY

  The STRIDES Securities will mature on May , 2000. On the Maturity Date, the beneficial owner of each STRIDES Security will receive an amount equal to the value of the Redemption Amount of such STRIDES Security.

  The "Redemption Amount" will be determined by the Calculation Agent and for each Unit will equal the lesser of:


                          . $13.00 (the "Capped Value"); and

                                               Ending Value
                          . $10 per Unit X  ( -------------- )
                                              Starting Value


  On the Maturity Date, holders of the STRIDES Securities will receive, for each Unit of the STRIDES Securities then held, a number of shares of Lucent Common Stock equal to the Redemption Amount divided by the Ending Value and accrued interest from the last Interest Payment Date for which interest was paid.

  If the Company elects to pay the Redemption Amount in cash instead of in shares of Lucent Common Stock to which a holder of the STRIDES Securities would otherwise be entitled to receive, the Company will pay such holder an amount of cash equal to the Redemption Amount.

  The "Starting Value" means the Closing Price (as defined herein) of one share of Lucent Common Stock on the Pricing Date. We will disclose the Starting Value in the final form of prospectus supplement delivered to you in connection with sales of the STRIDES Securities. The Ending Value will be determined by the Calculation Agent and will equal the average (arithmetic mean) of the Closing Prices of the Lucent Common Stock determined on each of the first five Calculation Days during the Calculation Period, subject to adjustment for certain events described under "Description of the STRIDES Securities--Dilution and Reorganization Adjustments." If there are fewer than five Calculation Days in the Calculation Period, then the Closing Prices used to determine the Ending Value will equal the average (arithmetic mean) of the Closing Prices of the Lucent Common Stock on such Calculation Days, and if there is only one Calculation Day, then the Ending Value will be equal to the Closing Price of the Lucent Common Stock on such Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will be equal to the Closing Price of the Lucent Common Stock determined on the last scheduled Calculation Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on such day.

  The "Calculation Period" means the period from and including the seventh scheduled Calculation Day prior to the Maturity Date to and including the second scheduled Calculation Day prior to the Maturity Date.

  "Calculation Day" means any Trading Day on which a Market Disruption Event has not occurred.

  "Trading Day" is a day on which the Lucent Common Stock (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on a national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Lucent Common Stock.

  "Market Disruption Event" means the occurrence or existence on any Trading Day during the one-half hour period that ends when the Closing Price is determined of any suspension of, or limitation imposed on, trading in the Lucent Common Stock on the NYSE (or other market or exchange, if applicable).

  "Closing Price" means the product of (i) the Share Ratio and (ii) the last sales price of one share of Lucent Common Stock as reported by the NYSE or, if such security is not trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such security is so listed, or if such security is not so listed on a United States national or regional securities exchange, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or, if such bid price is not available, the market value of such security on such date as determined by a nationally recognized independent investment banking firm retained for this purpose by the Calculation Agent.

  "Share Ratio" means, initially 1.0, but will be subject to adjustment for certain events described under "Description of the STRIDES Securities-- Dilution and Reorganization Adjustments."

  "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law to close and that is a Trading Day on the NYSE.

  All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, absent a determination by the Calculation Agent of a manifest error, shall be conclusive for all purposes and binding on the Company and beneficial owners of the STRIDES Securities.

FRACTIONAL SHARES

  No fractional shares of Lucent Common Stock will be distributed by the Company on the Maturity Date. In the event the Company elects to pay the Redemption Amount in shares of Lucent Common Stock, all amounts due to any holder of the STRIDES Securities in respect of the total number of Units held by such holder will be aggregated, and in lieu of delivering any fractional share to such holder, such holder will receive the cash value of such fractional share based on the Ending Value.

EXAMPLES OF REDEMPTION AMOUNT CALCULATIONS

    Set forth below are three examples of Redemption Amount calculations:

  Example One--Ending Value is 50% less than Starting Value

    Starting Value: $88.38

    Hypothetical Ending Value: $44.19

                                               44.19
    Redemption Amount (per Unit) = $10.00 X  ( ----- )  = $5.00.
                                               88.38


    TOTAL PAYMENT ON THE MATURITY DATE (PER UNIT) = $5.00.

  Example Two--Ending Value is 20% greater than Starting Value

    Starting Value: $88.38

    Hypothetical Ending Value: $106.05

                                               106.05
    Redemption Amount (per Unit) = $10.00 X  ( ------ )  = $12.00.
                                                88.38


    TOTAL PAYMENT ON THE MATURITY DATE (PER UNIT) = $12.00.

  Example Three--Ending Value is 50% greater than Starting Value

    Starting Value: $88.38

    Hypothetical Ending Value: $132.56

                                               132.56              (Redemption
    Redemption Amount (per Unit) = $10.00 X  ( ------ ) = $13.00.  Amount cannot
                                                88.38              be greater
                                                                   than Capped
                                                                   Value).



    TOTAL PAYMENT ON THE MATURITY DATE (PER UNIT) = $13.00

HYPOTHETICAL RETURNS

  The following table illustrates, for a range of hypothetical Ending Values,
(i) the percentage change over the Starting Value; (ii) the total amount payable on the Maturity Date for each $10 Principal Amount of STRIDES Securities; (iii) the total rate of return to beneficial owners of the STRIDES Securities; (iv) the pretax annualized rate of return to beneficial owners of STRIDES Securities; and (v) the pretax annualized rate of return of the Lucent Common Stock.

                                 TOTAL AMOUNT                PRETAX    PRETAX ANNUALIZED RATE
              PERCENTAGE CHANGE PAYABLE ON THE TOTAL RATE  ANNUALIZED     OF RETURN OF THE
HYPOTHETICAL  OVER THE STARTING MATURITY DATE      OF       RATE OF        LUCENT COMMON
ENDING VALUE        VALUE          PER UNIT    RETURN(1)  RETURN(2)(3)      STOCK(3)(4)
------------  ----------------- -------------- ---------- ------------ ----------------------
    44.19          -50.00%          $ 5.00      -41.750%    -34.25%           -41.11%
    53.03          -40.00%          $ 6.00      -31.750%    -24.76%           -31.16%
    61.86          -30.00%          $ 7.00      -21.750%    -16.21%           -22.26%
    70.70          -20.00%          $ 8.00      -11.750%     -8.41%           -14.17%
    79.54          -10.00%          $ 9.00       -1.750%     -1.21%            -6.73%
    88.38(5)         0.00%          $10.00        8.250%      5.50%             0.18%
    97.21           10.00%          $11.00       18.250%     11.79%             6.64%
   106.05           20.00%          $12.00       28.250%     17.72%            12.72%
   114.89           30.00%          $13.00       38.250%     23.34%            18.48%
   123.73           40.00%          $13.00       38.250%     23.34%            23.94%
   132.56           50.00%          $13.00       38.250%     23.34%            29.15%
   141.40           60.00%          $13.00       38.250%     23.34%            34.14%
   150.24           70.00%          $13.00       38.250%     23.34%            38.92%
   159.08           80.00%          $13.00       38.250%     23.34%            43.51%
   167.91           90.00%          $13.00       38.250%     23.34%            47.94%
   176.75          100.00%          $13.00       38.250%     23.34%            52.22%

--------
(1) The rates of return specified in this column assume a coupon yield of 5.50% per annum (the midpoint of the expected range of coupon yields on the STRIDES Securities).
(2) The annualized rates of return specified in this column assume a constant coupon yield of 5.50% per annum (the midpoint of the expected range of coupon yields on the STRIDES Securities) paid semi-annually from November 9, 1998 and applied to the Principal Amount of each STRIDES Security.
(3) The annualized rates of return specified in these columns are calculated on a semi-annual bond equivalent basis.
(4) These rates of return specified in this column assume (i) a constant dividend yield of 0.18% per annum, paid quarterly from the date of initial delivery of STRIDES Securities, applied to the value of the Lucent Common Stock at the end of each such quarter assuming such value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; (ii) no transaction fees or expenses; (iii) a term for the STRIDES Securities from November 9, 1998 to May 10, 2000; and (iv) a final Lucent Common Stock value of the Lucent Common Stock equal to the Ending Value. The dividend yield of the Lucent Common Stock as of November 9, 1998 was approximately 0.18%.
(5) This value is the hypothetical Starting Value for the purposes of this table only. The actual Starting Value will be determined on the Pricing Date of the STRIDES Securities.

  The above figures are for purposes of illustration only. The actual Redemption Amount received by investors and the total and pretax annualized rate of return resulting therefrom will depend entirely on the actual Ending Value determined by the Calculation Agent as provided herein. Historical data regarding the Lucent Common Stock is included in this prospectus supplement under "Lucent Common Stock--Historical Data."

DILUTION AND REORGANIZATION ADJUSTMENTS

  The Closing Price of the Lucent Common Stock used to determine the Ending Value is subject to adjustment by the Calculation Agent as follows:

    1. If Lucent Common Stock is subject to a stock split or reverse stock split, then once such split has become effective, the Share Ratio will be adjusted to equal the product of the prior Share Ratio and the number of shares which a holder of one share of Lucent Common Stock prior to the effective date of such stock split or reverse stock split would have owned or been entitled to receive immediately following such effective date.

    2. If Lucent Common Stock is subject to a stock dividend (issuance of additional shares of Lucent Common Stock) that is given ratably to all holders of shares of Lucent Common Stock, then once such shares are trading ex-dividend, the Share Ratio will be adjusted so that the new Share Ratio shall equal the prior Share Ratio plus the product of (i) the number of shares of Lucent Common Stock issued with respect to one share of Lucent Common Stock and (ii) the prior Share Ratio.

    3. There will be no adjustments to the Share Ratio to reflect cash dividends or distributions paid with respect to Lucent Common Stock other than distributions described in clause (v) of paragraph 5 below and Extraordinary Dividends as described below. An "Extraordinary Dividend" means, with respect to any consecutive 12-month period, all cash dividends or other distributions with respect to Lucent Common Stock to the extent such dividends exceed on a per share basis 10% of the average Closing Price during such period (less any such dividends for which a prior adjustment was previously made). If an Extraordinary Dividend occurs with respect to Lucent Common Stock, the Share Ratio will be adjusted on the Trading Day preceding the payment of any dividend, the payment of which caused all cash dividends or other distributions made with respect to Lucent Common Stock over the past 12-month period to exceed on a per share basis 10% of the average Closing Price during such period (less any such dividends for which a prior adjustment was previously made) (the "ex-dividend date"), so that the new Share Ratio will equal the product of (i) the then current Share Ratio, and (ii) a fraction, the numerator of which is the Closing Price on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Closing Price on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for Lucent Common Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend or (ii) in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the Lucent Common Stock described in clause (v) of paragraph 5 below that also constitutes an Extraordinary Dividend shall cause an adjustment to the Share Ratio pursuant only to clause (v) of paragraph 5.

    4. If Lucent issues transferable rights or warrants to all holders of Lucent Common Stock to subscribe for or purchase Lucent Common Stock (including new or existing rights to purchase Lucent Common Stock pursuant to a shareholders rights plan or arrangement, once a triggering event shall have occurred thereunder), at an exercise price per share less than the Closing Price of Lucent Common Stock on (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants, and, in each case, if the expiration date of such rights or warrants precedes the Maturity Date, then the Share Ratio will be adjusted to equal the product of the prior Share Ratio and a fraction, the numerator of which shall be the number of shares of Lucent Common Stock outstanding immediately prior to such issuance plus the number of additional shares of Lucent Common Stock offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of shares of Lucent Common Stock outstanding immediately prior to such issuance plus the number of additional shares of Lucent Common Stock which the aggregate offering price of the total number of shares of Lucent Common Stock so offered for subscription or purchase pursuant to such rights of warrants would purchase at the Closing Price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Closing Price.

    5. If (i) there occurs any reclassification or change of Lucent Common Stock, (ii) Lucent, or any surviving entity or subsequent surviving entity of Lucent (a "Successor Entity") has been subject to a merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of Lucent or any Successor Entity with another corporation occurs (other than pursuant to clause (ii) above), (iv) Lucent is liquidated, (v) Lucent issues to all of its shareholders equity securities of an issuer other than Lucent (other than in a transaction described in clauses (ii), (iii) or (iv) above) (a "Spin-off Event") or
  (vi) a tender or exchange offer is consummated for all the outstanding shares of Lucent (any such event in clauses (i) through (vi) a "Reorganization Event"), the Ending Value shall equal to the Reorganization Event Value (as defined below). The "Reorganization Event Value" shall be determined by the Calculation Agent and shall equal (i) the Transaction Value related to the relevant Reorganization Event, plus (ii) interest on such Transaction Value accruing from the date of the payment or delivery of the consideration, if any, received in connection with such Reorganization Event until the stated maturity date at a fixed interest rate determined on the date of such payment or delivery equal to the interest rate that would be paid on a standard senior non-callable debt security of the Company with a term equal to the remaining term of the STRIDES Securities. "Transaction Value" means (i) for any cash received in any such Reorganization Event, an amount equal to the amount of cash received per share of Lucent Common Stock multiplied by the Share Ratio in effect on the date all of the holders of shares of Lucent Common Stock have agreed or have become irrevocably obligated to exchange such shares, (ii) for any property other than cash or securities received in any such Reorganization Event, the market value (as determined by the Calculation Agent) of such Exchange Property received for each share of Lucent Common Stock at the date of the receipt of such Exchange Property multiplied by the then current Share Ratio and (iii) for any security received in any such Reorganization Event, an amount equal to the closing price per share of such security on the fifth Trading Day prior to the Maturity Date multiplied by the quantity of such security received for each share of Lucent Common Stock multiplied by the then current Share Ratio. "Exchange Property" means the securities, cash or any other assets distributed in any such Reorganization Event, including, in the case of a Spin-off Event, the share of Lucent Common Stock with respect to which the spun-off security was issued.

  For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer for all Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer). In the event of a tender or exchange offer with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

  No adjustments to the Share Ratio will be required unless such Share Ratio adjustment would require a change of at least 0.1% in the Share Ratio then in effect. The Share Ratio resulting from any of the adjustments specified above will be rounded to the nearest one thousandth, with five ten-thousandths being rounded upward.

  No adjustments to the Share Ratio or to the Ending Value will be required other than those specified above. However, the Company may, at its sole discretion, cause the Calculation Agent to make additional adjustments to the Share Ratio or to the Ending Value to reflect changes occurring in relation to Lucent Common Stock or any other Exchange Property in other circumstances where the Company determines that it is appropriate to reflect such changes.

  MLPF&S, as Calculation Agent, will be solely responsible for the determination and calculation of any adjustments to the Share Ratio or the Ending Value and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraph 5 above, and its determinations and calculations with respect thereto shall be conclusive.

  No adjustments will be made for certain other events, such as offerings of Lucent Common Stock by Lucent for cash or in connection with acquisitions or the occurrence of a partial tender or exchange offer for the Lucent Common Stock by Lucent or any third party.

  The Company will, within ten Business Days following the occurrence of an event that requires an adjustment to the Share Radio or the Ending Value (or if the Company is not aware of such occurrence, as soon as practicable after becoming so aware), provide written notice to the Trustee, which shall provide notice to the holders of the STRIDES Securities of the occurrence of such event and, if applicable, a statement in reasonable detail setting forth the adjusted Share Ratio or other formula to be used in determining the Ending Value.

EVENTS OF DEFAULT AND ACCELERATION

  In case an Event of Default with respect to any STRIDES Securities shall have occurred and be continuing, the amount payable to a beneficial owner of a STRIDES Security upon any acceleration permitted by the STRIDES Securities, with respect to each $10 Unit thereof, will be equal to the Principal Amount and any accrued interest due thereon. If a bankruptcy proceeding is commenced in respect of the Company, the claim of the beneficial owner of a STRIDES Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the Principal Amount of the STRIDES Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the Maturity Date of the STRIDES Securities.

  In case of default in payment of the STRIDES Securities (whether at any Interest Payment Date, the Maturity Date or upon acceleration), from and after any such date the STRIDES Securities shall bear interest, payable upon demand
of the beneficial owners thereof, at the rate of     % per annum (to the
extent that payment of such interest shall be legally enforceable) on the unpaid amount due and payable on such date in accordance with the terms of the STRIDES Securities to the date payment of such amount has been made or duly provided for.

DEPOSITARY

  Upon issuance, all STRIDES Securities will be represented by one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, The Depository Trust Company ("DTC"; DTC, together with any successor thereto, being a "Depositary"), as Depositary, registered in the name of Cede & Co. (DTC's partnership nominee). Unless and until it is exchanged in whole or in part for STRIDES Securities in definitive form, no Global Security may be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

  So long as DTC, or its nominee, is a registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the STRIDES Securities represented by such Global Security for all purposes under the 1983 Indenture. Except as provided below, the actual owner of the STRIDES Securities represented by a Global Security (the "Beneficial Owner") will not be entitled to have the STRIDES Securities represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of the STRIDES Securities in definitive form and will not be considered the owners or holders thereof under the 1983 Indenture, including for purposes of receiving any reports delivered by the Company or the Trustee pursuant to the 1983 Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a participant of DTC (a "Participant"), on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the 1983 Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in such a Global Security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, as defined below, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  If (x) the Depositary is at any time unwilling or unable to continue as Depositary and a successor depositary is not appointed by the Company within 60 days, (y) the Company executes and delivers to the Trustee a Company Order to the effect that the Global Securities shall be exchangeable or (z) an Event of Default has occurred and is continuing with respect to the STRIDES Securities, the Global Securities will be exchangeable for STRIDES Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples thereof. Such definitive STRIDES Securities shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in such Global Securities.

  The following is based on information furnished by DTC:

  DTC will act as securities depositary for the STRIDES Securities. The STRIDES Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered Global Securities will be issued for the STRIDES Securities in the aggregate principal amount of such issue, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. ("NASD"). Access to the DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

  Purchases of STRIDES Securities under the DTC's system must be made by or through Direct Participants, which will receive a credit for the STRIDES Securities on the DTC's records. The ownership interest of each Beneficial Owner is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the STRIDES Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in STRIDES Securities, except in the event that use of the book-entry system for the STRIDES Securities is discontinued.

  To facilitate subsequent transfers, all STRIDES Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of STRIDES Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the STRIDES Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such STRIDES Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct
Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to the STRIDES Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the STRIDES Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Principal, premium, if any, and/or interest, if any, payments on the STRIDES Securities will be made in immediately available funds to DTC. DTC's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

  DTC has advised the Company that management of DTC is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("Depositary Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

  However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as DTC's Direct Participants and Indirect Participants and third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

  According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

  DTC may discontinue providing its services as securities depositary with respect to the STRIDES Securities at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, STRIDES Security certificates are required to be printed and delivered.

  The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, security certificates will be printed and delivered.

  The information in this section concerning DTC and DTC's system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the STRIDES Securities will be made by the underwriter in immediately available funds. All payments of interest and the Redemption Amount (to the extent that payment of the Redemption Amount is made in cash) will be made by the Company in immediately available funds so long as the STRIDES Securities are maintained in book-entry form.

                              LUCENT COMMON STOCK

LUCENT TECHNOLOGIES INC.

  Lucent is a designer, developer and manufacturer of communications systems, software and products. Lucent is engaged in the sale of public communications systems, and is a supplier of systems or software to most of the world's largest network operators. Lucent is also engaged in the sale of business communications systems and in the sale of microelectronic components for communications applications to manufacturers of communications systems and computers. Lucent's research and development activities are conducted through Bell Laboratories.

  Because the Lucent Common Stock is registered under the Exchange Act, Lucent is required to file periodically certain financial and other information specified by the SEC. For more information about Lucent and the Lucent Common Stock that you may receive on the Maturity Date, information provided to or filed with the SEC by Lucent with respect to its registered securities can be located by reference to SEC file number 1-11639 and inspected at the SEC's public reference facilities or accessed over the Internet through a web site maintained by the SEC at http://www.sec.gov. In addition, information regarding Lucent may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated information. We make no representation or warranty as to the accuracy or completeness of any such information.

  THE COMPANY IS NOT AFFILIATED WITH LUCENT, AND LUCENT HAS NO OBLIGATIONS WITH RESPECT TO THE STRIDES SECURITIES. THIS PROSPECTUS SUPPLEMENT RELATES ONLY TO THE STRIDES SECURITIES OFFERED HEREBY AND DOES NOT RELATE TO THE LUCENT COMMON STOCK OR OTHER SECURITIES OF LUCENT. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT REGARDING LUCENT HAS BEEN DERIVED FROM THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. THE COMPANY HAS NOT PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRIES WITH RESPECT TO LUCENT IN CONNECTION WITH THE OFFERING OF THE STRIDES SECURITIES. THE COMPANY MAKES NO REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING LUCENT ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT THE TRADING PRICE OF THE LUCENT COMMON STOCK (AND THEREFORE THE TRADING PRICE OF THE STRIDES SECURITIES) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING LUCENT COULD AFFECT THE REDEMPTION AMOUNT TO BE RECEIVED AT THE MATURITY DATE AND THEREFORE THE TRADING VALUE OF THE STRIDES SECURITIES.

  From time to time, in the ordinary course of business, affiliates of the Company have engaged in certain investment banking activities on behalf of Lucent as well as served as counterparty in certain other transactions.

HISTORICAL DATA

  The Lucent Common Stock is traded on the NYSE under the symbol "LU." The following table sets forth for the periods indicated, the split-adjusted high and low closing prices per share of the Lucent Common Stock, as reported on the NYSE, for each calendar quarter since its initial public offering, and dividends paid. These historical data on the Lucent Common Stock are not necessarily indicative of the future performance of the Lucent Common Stock or what the value of the STRIDES Securities may be. Any historical upward or downward trend in the level of the Lucent Common Stock during any period set forth below is not any indication that the Lucent Common Stock is more or less likely to increase or decrease at any time during the term of the STRIDES Securities.

                                                                       DIVIDENDS
CALENDAR PERIOD                                       LOW      HIGH      PAID
---------------                                     -------- --------- ---------
                                                    SPLIT-ADJUSTED(1)
1996
  Second Quarter (from April 4, 1996).............. 15 5/16   19 9/16       --
  Third Quarter.................................... 16 15/16  22 15/16  $0.0375
  Fourth Quarter................................... 21 1/2    26 1/4     0.0375
1997
  First Quarter.................................... 22 5/8    29 13/16   0.0375
  Second Quarter................................... 25 1/8    36 9/16    0.0375
  Third Quarter.................................... 36 23/32  44 11/32   0.0375
  Fourth Quarter................................... 36 15/32  44 1/2     0.0375
1998
  First Quarter.................................... 37 3/8    63 15/16   0.0375
  Second Quarter................................... 66 1/16   83 3/16    0.0400
  Third Quarter.................................... 69 1/4   102 1/4     0.0400
  Fourth Quarter (through November 9, 1998)........ 57        90 1/8        --

--------
(1) The sales prices presented above have been adjusted for stock splits that have occurred through November 9, 1998.

  On November 9, 1998, the Closing Price of Lucent Common Stock, as reported on the NYSE was $88.38 per share.

                          USE OF PROCEEDS AND HEDGING

  The net proceeds to be received by the Company from the sale of the STRIDES Securities will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the STRIDES Securities. See also "Use of Proceeds" in the accompanying Prospectus.

  The Company has entered into hedging arrangements related to the Lucent Common Stock with an affiliate of the Company, in connection with the Company's obligations under the STRIDES Securities. In connection therewith, such affiliate has purchased shares of Lucent Common Stock in secondary market transactions at or before the time of the pricing of the STRIDES Securities. The Company, MLPF&S and other affiliates of the Company may from time to time buy or sell the Lucent Common Stock for their own accounts for business reasons or in connection with hedging the Company's obligations under the STRIDES Securities. These transactions could affect the price of the Lucent Common Stock.

                     UNITED STATES FEDERAL INCOME TAXATION

  The following discussion is based upon the opinion of Brown & Wood LLP, counsel to the Company ("Tax Counsel"). As the law applicable to the U.S. Federal income taxation of instruments such as the STRIDES Securities is technical and complex, the discussion below necessarily represents only a general summary. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with STRIDES Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding STRIDES Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the STRIDES Securities should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the STRIDES Securities arising under the laws of any other taxing jurisdiction.

  As used herein, the term "U.S. Holder" means a beneficial owner of a STRIDES Security that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to United States Federal income tax regardless of its source (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a STRIDES Security is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996 that elect to be treated as a United States person will also be a U.S. Holder for purposes of the following discussion. As used herein, the term "non-U.S. Holder" means a beneficial owner of a STRIDES Security that is not a U.S. Holder.

GENERAL

  There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. Federal income tax purposes, of the STRIDES Securities or securities with terms substantially the same as the STRIDES Securities. Accordingly, the proper U.S. Federal income tax characterization and treatment of the STRIDES Securities is uncertain. Pursuant to the terms of the STRIDES Securities, the Company and every holder of a STRIDES Security agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a STRIDES Security for all tax purposes as an investment unit consisting of the following components (the "Components"): (i) a debt instrument of the Company (the "Debt Instrument") with a fixed principal amount unconditionally payable on the Maturity Date equal to the Principal Amount of the STRIDES Securities and bearing stated interest at the Interest Rate and (ii) a contract (the "Forward Contract") pursuant to which the holder agrees to use the principal payment due on the Debt Instrument to make a payment to the Company in exchange for the right to receive cash at maturity or Lucent Common Stock. In the opinion of Tax Counsel, such characterization and tax treatment of the STRIDES Securities, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. Furthermore, based on the Company's determination of the relative fair market values of the Components at the time of issuance of the STRIDES Securities, the Company will allocate the entire issue price of the STRIDES Securities to the Debt Instrument and none of the issue price to the Forward Contract. The Company's allocation of the issue price will be binding on a U.S. Holder (as defined in the accompanying prospectus) of a STRIDES Security, unless such U.S. Holder timely and explicitly discloses to the IRS that its allocation is different from the Company's. The treatment of the STRIDES

Securities described above and the Company's allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the STRIDES Securities or instruments similar to the STRIDES Securities for U.S. Federal income tax purposes, and no ruling is being requested from the IRS with respect to the STRIDES Securities. DUE TO THE ABSENCE OF AUTHORITIES THAT DIRECTLY ADDRESS INSTRUMENTS THAT ARE SIMILAR TO THE STRIDES SECURITIES, SIGNIFICANT ASPECTS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE STRIDES SECURITIES ARE NOT CERTAIN, AND NO ASSURANCE CAN BE GIVEN THAT THE IRS OR THE COURTS WILL AGREE WITH THE CHARACTERIZATION DESCRIBED ABOVE. ACCORDINGLY, PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A STRIDES SECURITY (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF A STRIDES SECURITY) AND WITH RESPECT TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION. UNLESS OTHERWISE STATED, THE FOLLOWING DISCUSSIONS ARE BASED ON THE ASSUMPTION THAT THE TREATMENT AND THE ALLOCATION DESCRIBED ABOVE ARE ACCEPTED FOR U.S. FEDERAL INCOME TAX PURPOSES.

TAX TREATMENT OF A STRIDES SECURITY

  "Interest on the Debt Instrument." As described above, the Debt Instrument is treated as bearing interest at a stated rate of % per annum. A U.S. Holder will include "qualified stated interest" equal to the stated interest on the STRIDES Securities in income in accordance with the U.S. Holder's method of accounting for U.S. Federal income tax purposes.

TAX BASIS

  Based on the Company's determination set forth above, the U.S. Holder's tax basis in the Debt Instrument would initially be 100% of the issue price.

  "Settlement of the Forward Contract." Upon the final settlement of the Forward Contract, a U.S. Holder receiving cash would, pursuant to the Forward
Contract, be deemed to have applied an amount (the "Forward Contract Payment Amount") equal to the principal amount of the Debt Instrument toward the exchange for the cash payment at maturity, and a U.S. Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the Forward Contract Payment Amount.

  U.S. Holders should note that it is uncertain whether any gain or loss recognized upon the final settlement of the Forward Contract for cash would be capital gain or loss or ordinary income or loss. The distinction between capital gain or loss and ordinary income or loss is potentially significant in several respects. For example, limitations apply to a U.S. Holder's ability to offset capital losses against ordinary income, and certain U.S. Holders may be subject to lower U.S. Federal income tax rates with respect to long-term capital gain than with respect to ordinary income. U.S. Holders should consult their tax advisors with respect to the treatment of gain or loss on a STRIDES Security.

  A U.S. Holder receiving Lucent Common Stock pursuant to the Forward Contract would be deemed to have applied the Forward Contract Payment Amount toward the purchase of such Lucent Common Stock, and such U.S. Holder should not recognize any gain or loss with respect to the Lucent Common Stock received upon the final settlement of the Forward Contract. However, a U.S. Holder would be required to recognize gain or loss with respect to any cash received in lieu of fractional shares of Lucent Common Stock. The amount of such gain or loss would be equal to the difference, if any, between the amount of cash received and the portion of the Forward Contract Payment Amount that is allocable to such fractional shares. Any such gain or loss would be treated as short-term capital gain or loss. A U.S. Holder's tax basis in the Lucent Common Stock so received would be equal to the Forward Contract Payment Amount less the portion of the Forward Contract Payment

Amount that is allocable to any fractional shares. Such U.S. Holder's holding period of the Lucent Common Stock would start on the day after the Maturity Date.

SALE OR EXCHANGE OF THE STRIDES SECURITIES

  Upon a sale or exchange of a STRIDES Security prior to the maturity of the STRIDES Securities, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange (as allocated among the Components in accordance with their relative fair market values) and such U.S. Holder's tax basis in the Components deemed so sold or exchanged. Any such gain or loss would generally be capital gain or loss, as the case may be. For these purposes, the amount realized does not include any amount attributable to accrued interest on the Debt Instrument, which would be taxed as described under "--Interest on the Debt Instrument" above.

POSSIBLE ALTERNATIVE TAX TREATMENTS OF AN INVESTMENT IN A STRIDES SECURITY

  Due to the absence of authorities that directly address the proper characterization of the STRIDES Securities, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. Federal income tax consequences of owning a STRIDES Security under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

  The Company will take the position that the Contingent Payment Regulations do not apply to the STRIDES Securities. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the STRIDES Securities, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as OID, subject to the adjustments described below, income at a "comparable yield" on the issue price, regardless of the U.S. Holder's usual method of accounting for U.S. Federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts (including upon receipt of the Lucent Common Stock at maturity). Furthermore, any gain realized with respect to a STRIDES Security would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's prior ordinary income inclusions (which were not previously reversed) with respect to the STRIDES Securities.

  Even if the Contingent Payment Regulations do not apply to the STRIDES Securities, other alternative U.S. Federal income characterizations or treatments of the STRIDES Securities are also possible, which may also affect the timing and the character of the income or loss with respect to the STRIDES Securities. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. Federal income tax consequences of an investment in a STRIDES Security.

PROPOSED LEGISLATION

  On February 4, 1998, Representative Barbara Kennelly released H.R. 3170 (the "Kennelly Bill"), which, if enacted, would treat a taxpayer owning certain types of derivative positions in property as having "constructive ownership" of that property, with the result that all or a portion of any long-term capital gain recognized by such taxpayer with respect to the derivative position would be recharacterized as short-term capital gain. It is unclear whether, if enacted in its present form, the Kennelly Bill would apply to a STRIDES Security. If the Kennelly Bill were to apply to a STRIDES Security, the effect on a U.S. Holder of a STRIDES Security would be to treat all or a portion of the long-term capital gain recognized by such U.S. Holder on sale or maturity of the STRIDES Securities (or the Lucent Common Stock received thereon) as short-term capital gain, but only to the extent such long-term capital gain exceeds the long-term capital gain that would have been recognized by such U.S. Holder if the U.S. Holder had acquired Lucent Common Stock itself on the issue date of the STRIDES Securities and disposed of the Lucent Common Stock upon disposition of the STRIDES Securities (or, where the Company elects to deliver the Lucent Common Stock upon maturity, upon disposition of the Lucent Common Stock). In addition, the Kennelly Bill would impose an interest charge on the gain that was recharacterized on the sale or maturity of the STRIDES Securities (or the Lucent Common Stock received thereon). As proposed, the Kennelly Bill would be effective for gains recognized after the date of enactment. U.S. Holders should consult their tax advisors regarding the potential application of the Kennelly Bill to the purchase, ownership and disposition of a STRIDES Security.

NON-U.S. HOLDERS

  Based on the treatment of each STRIDES Security as an investment unit consisting of the Debt Instrument and the Forward Contract, in the case of a non-U.S. Holder, payments of interest made with respect to the STRIDES Securities should not be subject to United States withholding tax, provided that such non-U.S. Holder complies with applicable certification requirements and that such payments are not effectively connected with a United States trade or business of such non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a STRIDES Security by a non-U.S. Holder will generally not be subject to United States Federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States and such individual does not have a "tax home" (as defined for United States Federal income tax purposes ) in the United States.

  As discussed above, alternative characterizations of the STRIDES Securities for United States Federal income tax purposes are possible. Should an alternative characterization of the STRIDES Securities, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the STRIDES Securities to become subject to withholding tax, the Company will withhold tax at the statutory rate. Prospective non-U.S. Holders of the STRIDES Securities should consult their own tax advisors in this regard.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  A beneficial owner of a STRIDES Security may be subject to information reporting and to backup withholding at a rate of 31 percent of certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

  Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

NEW WITHHOLDING REGULATIONS

  On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 1999, subject to certain transitional rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                                 UNDERWRITING

  MLPF&S (the "underwriter") has agreed, subject to the terms and conditions of the Underwriting Agreement and a Terms Agreement, to purchase from the Company $25,000,000 aggregate Principal Amount of STRIDES Securities. The Underwriting Agreement provides that the obligations of the underwriter are subject to certain conditions precedent and that the underwriter will be obligated to purchase all of the STRIDES Securities if any are purchased.

  The underwriter has advised the Company that it proposes initially to offer all or part of the STRIDES Securities directly to the public at the offering prices set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the STRIDES Securities subject to receipt and acceptance and subject to the underwriter's right to reject any order in whole or in part.

  The underwriting of the STRIDES Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

  In connection with the offering, the underwriter is permitted to engage in certain transactions that stabilize the market price of the STRIDES Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the market price of the STRIDES Securities.

  If the underwriter creates a short position in the STRIDES Securities in connection with the offering, i.e., if they sell more Units of the STRIDES Securities than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing the Units of the STRIDES Securities in the open market.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the market price of the security to be higher than it might be in the absence of such purchases. Neither the Company nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the STRIDES Securities. In addition, neither the Company nor the underwriter makes any representation that the underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The underwriter may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the STRIDES Securities. The underwriter may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                      VALIDITY OF THE STRIDES SECURITIES

  The validity of the STRIDES Securities will be passed upon for the Company and for the underwriter by Brown & Wood LLP, New York, New York.

                             INDEX OF DEFINED TERMS

                                                                            PAGE
                                                                            ----
AMEX....................................................................... S-5
Beneficial Owner........................................................... S-17
Business Day............................................................... S-3
Calculation Agent.......................................................... S-5
Calculation Day............................................................ S-12
Calculation Period......................................................... S-12
Capped Value............................................................... S-1
Closing Price.............................................................. S-12
Company.................................................................... S-3
Components................................................................. S-22
Contingent Payment Regulations............................................. S-24
Debt Instrument............................................................ S-22
Depositary................................................................. S-17
Depositary Services........................................................ S-19
Direct Participants........................................................ S-18
DTC........................................................................ S-3
Ending Value............................................................... S-3
Exchange Act............................................................... S-4
Exchange Property.......................................................... S-16
Ex-dividend Date........................................................... S-15
Extraordinary Dividend..................................................... S-15
Extraordinary Dividend Amount.............................................. S-15
Forward Contract........................................................... S-22
Forward Contract Payment Amount............................................ S-23
Global Securities.......................................................... S-17
Indirect Participants...................................................... S-18
Industry................................................................... S-19
Interest Payment Date...................................................... S-3
IRS........................................................................ S-22
Kennelly Bill.............................................................. S-24
Lucent..................................................................... S-1
Lucent Common Stock........................................................ S-1
Market Disruption Event.................................................... S-12
Maturity Date.............................................................. S-3
MLPF&S..................................................................... S-5
NASD....................................................................... S-18
New Regulations............................................................ S-25
1983 Indenture............................................................. S-11
Non-U.S. Holder............................................................ S-22
NYSE....................................................................... S-3
Participant................................................................ S-17
Pricing Date............................................................... S-3
Principal Amount........................................................... S-3
Redemption Amount.......................................................... S-3
Reorganization Event....................................................... S-16
Reorganization Event Value................................................. S-16
SEC........................................................................ S-4
Share Ratio................................................................ S-13
Spin-Off Event............................................................. S-16

                                                                            PAGE
                                                                            ----
Starting Value............................................................. S-3
STRIDES Securities......................................................... S-3
Successor Entity........................................................... S-15
Systems.................................................................... S-19
Tax Counsel................................................................ S-22
Trading Day................................................................ S-12
Transaction Value.......................................................... S-16
underwriter................................................................ S-26
Unit....................................................................... S-3
U.S. Holder................................................................ S-22

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                                    [LOGO]

                                2,500,000 UNITS

                           MERRILL LYNCH & CO., INC.

                     STOCK RETURN INCOME DEBT SECURITIESSM
                                DUE MAY   , 2000
                             "STRIDESSM SECURITIES"
             PAYABLE WITH COMMON STOCK OF LUCENT TECHNOLOGIES INC.
                         (OR CASH WITH AN EQUAL VALUE)

                         -----------------------------

                             PROSPECTUS SUPPLEMENT

                         -----------------------------

                              MERRILL LYNCH & CO.

                                NOVEMBER  , 1998

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